UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

ORBITAL TRACKING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

68558X100

(CUSIP Number)

James Phipps

c/o Orbital Tracking Corp.

18851 NE 29th Avenue, Suite 700

Aventura, Florida 33180

(305) 560-5355

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 18, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 68558X100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Phipps

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UK

NUMBER OF	5	SOLE VOTING POWER
SHARES
		4,800

BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
		221,467 (1)

PERSON WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,467 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.70%. (Based on 2,546,444 shares outstanding as of December 18, 2018, 936,519 common stock, 364,258 common shares issuable upon conversion of Preferred Stock, subject to the 9.99% ownership limitation, and 1,254,667 options and warrants exercisable within 60 days)

12	TYPE OF REPORTING PERSON*

IN

(1)	Includes options to purchase 66,667 shares of common stock, which options have an exercise price of $1.50 per share, are exercisable and vest immediately, and have a term of 10 years; options to purchase 12,500 shares of common stock, which options have an exercise price of $1.50 per share, are exercisable and fully vested as of December 18,2018, and have a term of 3 years and options to purchase 137,500 shares of common stock, which options have an exercise price of $0.15 per share, are exercisable and vest immediately, and have a term of 5 years. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by such options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares.

Item 1(a).	Name of Issuer:

Orbital Tracking Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18851 NE 29th Avenue, Suite 700

Aventura, FL 33180

Item 2(a).	Name of Person Filing.

This statement is being filed by James Phipps (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

18851 NE 29th Avenue, Suite 700

Aventura, FL 33180

Item 2(c).	Citizenship.

United Kingdom

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number.

68558X100

Item 3.	Type of Person

IN

Item 4.	Ownership.

(a) Amount beneficially owned: 221,467 (1)

(b) Percent of class: 8.70% ((Based on 2,546,444 shares outstanding as of December 18, 2018, 936,519 common stock, 364,258 common shares issuable upon conversion of Preferred Stock, subject to the 9.99% ownership limitation, and 1,254,667 options and warrants exercisable within 60 days)).

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,800

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 221,467 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Includes options to purchase 66,667 shares of common stock, which options have an exercise price of $1.50 per share, are exercisable and vest immediately, and have a term of 10 years; options to purchase 12,500 shares of common stock, which options have an exercise price of $1.50 per share, are exercisable and fully vested as of December 18,2018, and have a term of 3 years and options to purchase 137,500 shares of common stock, which options have an exercise price of $0.15 per share, are exercisable and vest immediately, and have a term of 5 years. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by such options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018	/s/ James Phipps
James Phipps